                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: ________________________                     +--------------+
                                                               | SEC File No. |
                [x] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |   0-16102    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: December 31, 1997             +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
         EASTERN ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
Full Name of Registrant
         N/A
--------------------------------------------------------------------------------
Former Name if Applicable
         1000 CRAWFORD PLACE, SUITE 400
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
         MT. LAUREL, NJ. 08054
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[x] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Transition Report on Form 10-K was not filed by the Registrant within the period prescribed for by such report. Although the Company did not spare any expense or effort, the Registrant's auditors, by 5:30 P.M. June 30, 1998, had not completed their examination of certain evidentiary material previously supplied to them by the Registrant. The due date of the Transition Report was June 30, 1998. The Registrant's independent auditors have now completed their audit. The Registrant's Transition Report on Form 10-K was filed on July 1, 1998. Included as Exhibit 1 is the statement from Ernst & Young LLP as required by rule 12b-25(c).


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           James Biehl, Esq              609                 716-6567
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [x] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [x] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The change in results of operations of the Registrant for the six months ended December 31, 1997 as compared to the six months ended December 31, 1996 is set forth in the Registrant's Transition Report on Form 10-K, which is the subject of this Form 12b-25. The Transition Report on Form 10-K is being filed contemporaneously with the filing of this form.

================================================================================


                     Eastern Environmental Services, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 1, 1998                       By /s/ Gregory M. Krzemien, CFO
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                                                       Exhibit 1
                                                                       ---------

                      INDEPENDENT ACCOUNTANTS' STATEMENT



Eastern Environmental Services, Inc.
1000 Crawford Place
Mt. Laurel, New Jersey 09084

Gentlemen:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Eastern Environmental Services, Inc. on or about July 1, 1998, which contains notification of the registrant's inability to file its Transition Report on Form 10-K by June 30, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the six months ended December 31, 1997, to be included in the Form 10-K.

Very truly yours,


/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Philadelphia, Pennsylvania
July 1, 1998